FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Acquire Chalk Media Corp.	2

Document 1

December 11, 2008

FOR IMMEDIATE RELEASE

RIM to Acquire Chalk Media Corp.

Waterloo, ON and Vancouver, BC – Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) and Chalk Media Corp. (“Chalk”) (TSXV: CKM) today announced that the two companies have entered into an arrangement agreement (the “Arrangement Agreement”) for RIM to acquire Chalk, a publicly-held company based in Vancouver, British Columbia, in an all-cash transaction at a price per share of CDN $0.142, or CDN $23,125,000.

Concurrently with the execution of the Arrangement Agreement, RIM has made a loan to Chalk in the amount of CDN $2.2 million, which will provide additional working capital to fund Chalk’s operations until the completion of the transaction.

Chalk, a member of the BlackBerry® ISV Alliance Program, is the developer of Mobile chalkboard™, an award-winning application suite that enables the rapid creation and secure, tracked deployment of media-rich “Pushcasts™” to BlackBerry® smartphones. Mobile chalkboard™ Pushcasts™ facilitate targeted content delivery that can include video or audio files and can be distributed efficiently to BlackBerry smartphones within an organization. Chalk Media's products have already been embraced by large corporate and government organizations that have deployed the BlackBerry platform and will provide a powerful addition to RIM’s portfolio of products and services for enterprise customers.

After receiving a fairness opinion from its financial advisor, Blackmont Capital Inc., and consulting with its financial and legal advisors, Chalk’s board of directors has unanimously approved the acquisition and recommends that shareholders vote in favor of the transaction. Chalk’s directors and several members of management, and certain other shareholders of Chalk, who collectively hold 34,042,652 shares representing approximately 20.9% of Chalk’s issued and outstanding common shares, have entered into support agreements with RIM pursuant to which they have agreed to vote their shares in favor of the transaction.

The acquisition is to be carried out by way of a statutory plan of arrangement and will be subject to approval of 75% of the votes cast by Chalk’s shareholders at a special meeting of shareholders, expected to be held in January 2009, as well as court approval. The transaction is also subject to certain other customary conditions, including regulatory approvals. The transaction is expected to close in February 2009.

Chalk expects to send an information circular and other materials relating to the transaction to shareholders later this month. A copy of the Arrangement Agreement and the meeting materials will be available on www.sedar.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America,

Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.BlackBerry.com.

About Chalk Media Corp.

Chalk’s mobile content deployment system, Mobile chalkboard™, allows multimedia content to be created, securely pushed and tracked on BlackBerry® smartphones. Chalk’s software and content helps organizations communicate with their employees, business partners and customers. Additional information is available at www.chalk.com.

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Chalk Media Corp.

Kris Sutherland, Executive Vice President

(604) 453-4424

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's proposed acquisition of Chalk. The words and phrases “expects”, “anticipates”, “estimates”, “will”, “should”, “intend”, “believe”, “plan”, “is to be” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM and Chalk in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that RIM and Chalk believe are appropriate in the circumstances, including their perception of the timing, terms and benefits of the proposed acquisition. Many factors could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM's ability to consummate the proposed acquisition; RIM’s ability to successfully integrate the operations of Chalk; RIM's ability to realize upon the anticipated growth prospects and potential synergies relating to the acquisition of Chalk; the timing and receipt of approval by Chalk’s shareholders as well as regulatory and governmental approvals, including court approval, necessary to complete the acquisition; RIM's ability to attract and retain Chalk’s key employees following the acquisition; RIM’s ability to enhance Chalk’s current products and develop new products; other risks relating to RIM’s business as discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators; and other risks relating to Chalk’s business as discussed in greater detail in Chalk’s public filings with Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made by RIM or Chalk. Neither RIM nor Chalk have any intention and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 12, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer